February 13, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

	Re:	SciSparc Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed on December 31, 2024
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 27, 2025 (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission by the Company on December 31, 2024 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 2 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 1 to Registration Statement on Form F-4 Filed December 31, 2024

Questions and Answers About the Special Meeting and the Merger, page ii Registration Statement on Form F-4

1.	We note your amended disclosure in response to prior comment 2 and we reissue in part:

	●	Please revise your Question and Answer regarding the fairness opinion to clearly reflect that you did not receive a fairness opinion in connection with the transaction. Similarly, revise the corresponding risk factor to remove any mitigating language.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page v to clearly disclose that it did not receive a fairness opinion in connection with the Merger. In addition, the Company has revised page 15 of the Amended Filing to remove the mitigating language from the risk factor relating to the Company not obtaining a fairness opinion in connection with the Merger.

	●	Please revise your Question and Answer regarding post-closing financing to include the interest rate that will be due from the period starting December 1, 2024 through the effective date of the merger.

Response: The Company has further revised pages v, 47, 95, 99, 133, 152, 188, and 196 of the Amended Filing to disclose the interest rate of the Loan Amount.

Risks Related to SciSparc’s Intended Corporate Restructuring Plan, page 47

2.	We note your amended disclosure that on December 16, 2024, SciSparc announced that it entered into an amendment to the Spin-off LOI. If material, please revise to summarize such amendment.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the amendment to the Spin-Off LOI was entered into solely to extend its term, and has revised page 47 of the Amended Filing to indicate as such.

Comparative Per Share Data, page 85

3.	Please remove your pro forma combined book value per share as of December 31, 2023 measure to be consistent with Rule 11-02(c)(1) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of the Amended Filing to update the comparative per share data to the six months ended June 30, 2024.

Comparative Per Share Market Price Information, page 85

4.	Please provide us your calculations of the “equivalent value of merger consideration per AutoMax ordinary share” amounts as of April 10, 2024 and December 30, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following calculations:

SciSparc outstanding shares (including pre-funded warrants) = X

AutoMax outstanding shares = Y

SciSparc price per share = Z

Number of SciSparc shares given per one AutoMax share = N

Exchange Ratio = (X / (0.5001 * 0.4749)) / Y

Then:

N = ((Exchange Ratio * Y) + Y) / Y

Value of Merger consideration per AutoMax share = N * Z

For April 10, 2024:

X = 2,716,872

Y = 105,643,744

Z = 1.680

(2,716,872 / (0.5001 * 0.4749)) / 105,643,744 = 0.024421409

((0.024421409 * 105,643,744) + 105,643,744) / 105,643,744 = 1.024

1.024 * 1.680 = 1.72

For December 30, 2024:

X = 10,841,449

Y = 105,643,744

Z = 0.214

(10,841,449 / (0.5001 * 0.4749)) / 105,643,744 = 0.097451575

((0.097451575 * 105,643,744) + 105,643,744) / 105,643,744 = 1.097

1.097 * 0.214 = 0.23

For February 7, 2024:

X = 10,841,449

Y = 105,643,744

Z = 0.496

(10,841,449 / (0.5001 * 0.4749)) / 105,643,744 = 0.097451575

((0.097451575 * 105,643,744) + 105,643,744) / 105,643,744 = 1.097

1.097 * 0.496 = 0.54

The Company respectfully notes that it has revised page 84 to update the date of December 30, 2024, to February 7, 2025, as well as the associated numbers, based on the same calculations presented above. The Company also notes that due to a clerical error, the AutoMax ordinary shares closing price per share (in $ amount) was corrected for April 10, 2024.

SciSparc’s Historical Background of the Merger, page 93

5.	We note your amended disclosure in response to prior comment 13. In an appropriate place in your Risk Factors, please revise to acknowledge that Mr. Baranes had ties to Mr. Weiss and AutoMax prior to providing services as a business analyst and being appointed by SciSparc to serve as its VP Strategy and Business Development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 14 and page 93 of the Amended Filing to include the requested disclosure.

6.	We note your amended disclosure in response to prior comment 14. Please revise the Background section to discuss the $44.8 million valuation of AutoMax and disclose how SciSparc’s Board determined to use the valuation as the primary data point in the due diligence process to assess the business of AutoMax and the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 95 and page 110 of the Amended Filing to describe the SciSparc board of directors’ use of the valuation report as a data point, during the due diligence process to assess the business of AutoMax and the transaction. The Company respectfully notes that the sentence stating that “the valuation report was a primary data point…” was incorrect from a grammatical standpoint, and was meant to provide instead that the valuation report was “primarily used…” as now stated on page 110 of the Amended Filing.

Valuation Report of E.D.B. Consulting Investments Ltd., page 102

7.	We note your amended disclosure in response to prior comment 15. If AutoMax’s management provided a chart, table, or other quantitative projections (i.e. EBITDA, Net Cashflows, Revenues, etc.), please revise to include such projections here. In this regard, we note that the Discounted Cash Flow analysis appears to have relied upon future projections provided by AutoMax. Additionally, please explain why management chose a six year forecast for the projections. With respect to the valuation model, please revise to include the table provided at Annex E-34.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 105 of the Amended Filing to include the table titled “Profit and Loss Pro Forma (in thousands NIS)” and its footnotes, presented (as translated), which was included in AutoMax’s Projections. The Company has also revised page 108 to include the valuation model in table format, as presented in Annex E-34. The Company respectfully notes that AutoMax’s management chose a five year forecast for the projections (covering 2024 to 2028), because it believed AutoMax’s revenues would increase in 2024 due to new revenue streams (such as direct import), and peak in 2028. In its valuation report, E.D.B. forecasted that due to 2024 being an uncertain year, in light of the war in Israel, AutoMax will only be able to reach the targets presented in the Projections in 2029 (in six years). The Company respectfully notes that it had previously addressed this point on page 107 of Amendment No. 1 to the Registration Statement and the Amended Filing, under the bullet point titled “Revenues”.

Material U.S. Federal Income Tax Considerations to U.S. Holders, page 114

8.	We note your response to prior comment 17 and we reissue it in part. With respect to the material U.S. federal income tax considerations, please revise to provide a tax opinion covering the material federal tax consequences to investors regarding the Merger and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e. whether the Merger qualifies as an “A Reorganization.” A description of the law is not sufficient. In this regard, we note your response attempts to rely on the idea that you have simply described the law and provided alternative tax treatments. This approach is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and notes the Staff’s request to provide a tax opinion covering material federal tax consequences. The Company included the requested opinion as Exhibit 8.1 to the Amended Filing, and has revised page 115 of the Amended Filing to note the opinion of counsel.

AutoMax Business

Material Agreements Relating to AutoMax’s Business, page 175

9.	We note your amended disclosure in response to prior comment 18, including the various summaries that you have added to this section. Please revise to clearly disclose the other parties or entities that have rights to AutoMax’s revenue streams and quantify such amounts. Consider presenting this information in an illustrative format or chart, if helpful.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 178 of the Amended Filing to include a chart illustrating entities which have rights to AutoMax’s revenue streams under founders’ agreements, in accordance with AutoMax’s holding percentages in such subsidiaries, presented in percentage amount and corresponding to each agreement. The Company respectfully notes that all other parties or entities that presently have rights to AutoMax’s revenue streams have been disclosed.

AutoMax’s Competitive Advantages, page 180

10.	We note your response to prior comment 25. Please revise your disclosure to name the source that confirms that AutoMax is currently the leading and largest company in the indirect sectors in terms of vehicle imports.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 182 of the Amended Filing to disclose the website CarZone, at www.carzone.co.il, a service providing statistics regarding the vehicle market in Israel, as the source for the abovementioned statement.

SciSparc Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 189

11.	Please revise to provide quantified explanations for the changes in revenues, cost of goods sold, and gross profit over the reporting periods. Refer to Item 5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 189 of the Amended Filing to include the quantified explanations for the changes in revenues, cost of goods sold, and gross profit over the reporting periods.

Current Outlook, page 194

12.	You disclose that SciSparc’s cash and cash equivalent amount was $2,624 thousand as of June 30, 2024 herein and in the going concern section below. Please tell us your basis to include short-term bank deposit amount in the cash and cash equivalent.

Response: The Company respectfully acknowledges the Staff’s comment and explains that the balance of $2.6 million on page 197, under the going concern section also includes deposits and refers to the available funding balance for the purpose of assessing the projected cash flow, rather than the accounting definition of cash and cash equivalents. The Company has revised page 197 of the Amended Filing to include its reasoning for including short-term bank deposit amount in the cash and cash equivalents.

Import and Marketing of Buses in Israel, page 213

13.	We note your amended disclosure here and in the section titled Import and Marketing of Vehicles Manufactured by JAC in Israel. Please revise to disclose the material terms of such agreements, including payment structure, target metrics, restrictions, early termination provisions, etc.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 216 of the Amended Filing to include a description of early termination provisions under the JAC agreement. The Company respectfully notes that provisions regarding payment structure, target metrics and restrictions have been redacted in the filed exhibit of the agreement, because the Company considers these provisions to be not material and the type of information that it treats as private or confidential.

Unaudited Pro Forma Condensed Combined Financial Information, page 214

14.	Please revise your introductory paragraphs on page 214 and Note 1 disclosure on page 218 to include a description of the pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023. Refer to Rule 11-02(a)(2) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 217 and 221 of the Amended Filing.

15.	You disclose under the “Agreements Related to the Merger” section on page 132 that subject to SciSparc’s board of director’s approval, contingent upon the closing of the Merger, Pure Capital will be entitled to a bonus of $1,568,000, which shall be provided half in cash and half in SciSparc shares. Please tell us your considerations for reflecting this bonus payment in your pro forma financial statements. Refer to Rule 11-02(a)(6) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has adjusted the accounting transaction to reflect the transaction bonuses as described on pages 220 and 224 of the Amended Filing. The Company respectfully notes that it has revised page 133 of the Amended Filing to reflect the updated bonus amount of $1,153,000, as approved by the Company’s board of directors on February 12, 2025.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 216

16.	We note your responses to prior comments 30 and 33. The amounts presented in the “AutoMax Motors Ltd.” columns in the unaudited pro forma condensed combined statement of financial position as of June 30, 2024 and the unaudited pro forma condensed combined statements of comprehensive loss for the six month period ended June 30, 2024 and the year ended December 31, 2023 do not appear to be simply translated based on AutoMax’s historical financial statements using the translation rates from NIS to USD determined according to accepted accounting practices. Please reconcile the amounts presented in the “AutoMax Motors Ltd.” columns on pages 215, 216, and 217 to AutoMax’s historical financial statements presented on pages F-185, F-187, and F-85. Please disclose the reclassifications made to AutoMax’s historical financial statement classifications and describe the reasons for each reclassification adjustment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 218-220 of the Amended Filing in order to include a breakdown in the unaudited pro forma condensed combined statement of financial position as of June 30, 2024 and the unaudited pro forma condensed combined statements of comprehensive loss for the six month period ended June 30, 2024 and the year ended December 31, 2023, of all line items of AutoMax, taken from its financial statements, which were previously presented under line items which were aligned with SciSparc’s financial statements.

17.	We note your revisions on page 219 in response to prior comment 31. Please tell us your basis to conclude that there is no tax effects of your transaction accounting adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 222 of the Amended Filing to include the basis for the conclusion there are no tax effects of the transaction accounting adjustments.

18.	We note your response to prior comment 32. Please present the number of shares used to calculate historical and pro forma basic and diluted per share amounts based on continuing operations attributable to the controlling interests on the face of the pro forma statement of comprehensive loss for the year ended December 31, 2023. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 219 of the Amended Filing to include the weighted average outstanding shares (basic and diluted) in the pro forma statement of comprehensive loss for the year ended December 31, 2023.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 3 - Estimated purchase consideration, page 219

19.	The Parent Company’s share price of $0.258 per share utilized to calculate the total estimated consideration to be paid disclosed in the tabular disclosure on page 220 is not consistent with the Parent Company’s 30 day average closing share price of $0.466 between November 15, 2024 and December 30, 2024 disclosed on pages 214 and 219. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 217 and 222 of the Amended Filing to include the Parent Company’s 30 day average closing share price of $0.573 between December 24, 2024 and February 7, 2025, and has revised page 223 of the Amended Filing to disclose the Parent Company’s share price which is utilized to calculate the total estimated consideration to be paid disclosed in the tabular disclosure. The Company notes that the change from Amendment No. 1 to the Registration Statement is due to the changing dates between Amendment No. 1 to the Registration Statement and the Amended Filing. The Company also notes that the correct share price in Amendment No. 1 to the Registration Statement should have been $0.258, for all three instances mentioned above.

Consolidated Statements of Cash Flows, page F-63

20.	Please tell us how you determined the cash disbursements for loans to related parties made in the six months ended June 30, 2024 represent financing activities, as opposed to investing activities. Refer to IAS 7.16.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-64 of the Amended Filing to classify the cash disbursements for loans to related parties made in the six months ended June 30, 2024 as investing activities and not financing activities.

Notes to Interim Consolidated Financial Statements, page F-66

21.	Please provide the earnings per share information required by IAS 33.70 in both SciSparc Ltd. and AutoMax Motors Ltd.’s interim financial statements for the six months ended June 30, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully notes that SciSparc’s earnings per share for the six months ended June 30, 2024, can be found in F-59 under basic and diluted loss per share attributable to equity holders of the Company, and AutoMax’s earnings per share for the six months ended June 30, 2024, can be found in F-189 under Profit (loss) per share attributable to AutoMax’s shareholders.

22.	Please provide the operating segments information required in IAS 34.16A(g).

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-80 of the Amended Filing to provide the operating segments information.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP